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                                November 1, 2022

       Richard Peters, M.D.
       Chief Executive Officer
       Yumanity Therapeutics, Inc.
       40 Guest Street, Suite 4410
       Boston, MA 02135

                                                        Re: Yumanity
Therapeutics, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 24,
2022
                                                            File No. 333-267127

       Dear Richard Peters:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4 filed October 24, 2022

       Kineta's Business
       Strategic Partnerships, page 319

   1. Please revise this section to discuss the material terms of your clinical trial collaboration and supply agreement
with Merck to evaluate KVA12123 in combination with
                                                        pembrolizumab, as
referenced on page 315. Please also file this agreement as an exhibit to your registration
statement, or tell us why you believe such filing is not required.
                                                        Please refer to Item
601 of Regulation S-K for guidance.
 Richard Peters, M.D.
FirstName LastNameRichard
Yumanity Therapeutics, Inc. Peters, M.D.
Comapany 1,
November   NameYumanity
             2022         Therapeutics, Inc.
November
Page 2    1, 2022 Page 2
FirstName LastName
       You may contact Michael Fay at 202-551-3812 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      John Haggerty, Esq.